4

08000704

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stina Resources Ltd

*CURRENT ADDRESS

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02062 FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dew

DAT : 2/13/08

BEST AVAILABLE COPY

ARIS 082-02062
9-2007

RECEIVED

STINA RESOURCES LTD. 2008 FEB -4 A 10:20

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that the Annual and Extraordinary General Meeting (the "Meeting") of STINA RESOURCES LTD. (the "Company") will be held on February 27, 2008 at Suite 1925 - 700 West Georgia Street, Vancouver, B.C. at the hour of 11:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period ending September 30, 2007 together with the auditor's report thereon.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at 3.
5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.
6. To authorize:
   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;
   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares;
   (c) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).
7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts, proceedings, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.
8. To transact such other business as may properly come before the meeting.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended September 30, 2007, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, this 22nd day of January, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

Per: *"Edward Gresko"*
Edward Gresko, Director

STINA RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at JANUARY 22, 2008.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual and Extraordinary General Meeting (the "Meeting") of the shareholders of STINA RESOURCES LTD. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, PACIFIC CORPORATE TRUST COMPANY, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, or to the Company prior to the commencement of the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to PACIFIC CORPORATE TRUST COMPANY, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 or at the address of the registered office of the Company at Suite 1925 - 700 West Georgia Street, PO Box 10037, Pacific Centre, Vancouver, B.C. V7Y 1A1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed January 22, 2008 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of January 22, 2008, the Company had outstanding 11,828,467 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Sidney Mann	**1,189,150**	**10.05%**

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDI.ca.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended September 30, 2007 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions will be required to change the authorized share structure of the Company to an unlimited number of shares and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at 3. The board proposes that the number of directors remain at 3. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 3.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at January 22, 2008.

Name, Position and Residence	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Edward Gresko Etobicoke, ON President, and Director	Salesman since 1980 Currently self-employed	Since April 8, 1993	1,000
Sidney A. Mann Middlesex, England Director	Businessman since 1970 Currently self-employed	Since January 22, 1996	1,189,150
George Weinstein Richmond, BC Director	Businessman since 1970 Currently self-employed	Since June 20, 2002	NIL

All of the persons named above are residents of Canada except for Sidney A. Mann, a resident of England.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the board of directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day- to-day management of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Policy 58-201 *Corporate Governance Guidelines* establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses and becomes more active in operations. National Instrument 58-101 *Disclosure of Corporate Governance Practices* mandates disclosure of corporate governance practices in Form 58-101F2, which disclosure is set out below.

1. Board of Directors

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

(a) the *Business Corporations Act* (British Columbia)
(b) the Company's articles of incorporation and by-laws
(c) the Company's code of business conduct
(d) the charters of the Board and the Board committees; and
(e) other applicable laws and Company policies

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director. The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

2. Directorships

The directors of the Company currently hold no directorships on other reporting issuers:

3. Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6. Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders.

The Board of Directors decides the compensation of the Company's officers, based on industry standards and the Company's financial situation.

7. Other Board Committees

The Board of Directors has no other committees than the Audit committee.

8. Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least one of the members of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be

submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are Edward Gresko, George Weinstein and Sidney A. Mann, a majority of which are independent and at least one member of which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Dale, Matheson, Carr-Hilton, Labonte, Chartered Accountants, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with Dale, Matheson, Carr-Hilton, Labonte, Chartered Accountants, of Vancouver, British Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	**Fees Paid to Auditor in Year ended September 30, 2007**	**Fees Paid to Auditor in the prior Fiscal Year**
Audit Fees(1)	$19,500	$18,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$1,500	$1,000
All Other Fees(4)	Nil	Nil
Total	**$21,000**	**$19,000**

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

Dale, Matheson, Carr-Hilton, Labonte, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					AwardsPayouts			
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Edward Gresko	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2006	30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2005	25,500	Nil	Nil	462,475	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Edward Gresko	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING
THE MOST RECENTLY COMPLETED FINANCIAL
YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Edward Gresko	NIL	NIL	462,475	$272,860.25

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Nil	N/A	1,182,847
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	Nil	Nil	1,182,847

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2007, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. <u>Stock Option Plan and Incentive Stock Options</u>

The Management has recommended that the Company renew by adoption the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange. At the Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a

"Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

In the Rolling Plan provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

Under the Rolling Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended September 30, 2007 and the prior fiscal year. and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED at this 22nd day of January, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Edward Gresko"

Edward Gresko
Director

STINA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:
Vancouver: Robert J. Burkart, Inc.; Alvin F. Dale Ltd.; Robert J. Matheson, Inc.; James F. Carr-Hilton Ltd.; Barry S. Hartley, Inc.; Rakesh I. Patel Inc.; Kenneth P. Chong Inc.; Reginald J. LaBonte Ltd.
South Surrey: Michael K. Braun Inc.; Peter J. Donaldson, Inc.
Port Coquitlam: Wilfred A. Jacobson Inc.; Fraser G. Ross, Ltd.; Brian A. Shaw Inc.

AUDITORS' REPORT

To the shareholders of Stina Resources Ltd.,

We have audited the consolidated balance sheets of Stina Resources Ltd. as at September 30, 2007 and 2006 and the consolidated statements of operations, deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

DMCL

Vancouver, B.C.
January 2, 2008

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver: Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey: Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam: Suite 700 - 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3B 5Y9, Tel: 604 941 8266 • Fax: 604 941 0971

STINA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2007 AND 2006

	2007 $	2006 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	245,522	50,764
Short-term investments	-	150,000
Accounts receivable	14,619	18,783
Prepaid expenses (Note 7)	3,878	-
Inventories (Note 3)	15,685	14,580
	279,704	234,127
EQUIPMENT (Note 4)	459	574
MINERAL PROPERTY INTEREST (Note 5)	1,247,033	954,578
	1,527,196	1,189,279
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	137,326	53,429
Due to related parties (Note 11)	8,382	23,144
	145,708	76,573
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	4,534,955	4,080,904
CONTRIBUTED SURPLUS (Note 9)	214,547	215,188
DEFICIT	(3,368,014)	(3,183,386)
	1,381,488	1,112,706
	1,527,196	1,189,279

APPROVED ON BEHALF OF THE BOARD

signed: "Edward Gresko" Director

signed: "Sidney Mann" Director

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007 $	2006 $
BALANCE, beginning of year	(3,183,386)	(2,967,298)
NET LOSS	(184,628)	(216,088)
BALANCE, end of year	(3,368,014)	(3,183,386)

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007 $	2006 $
SALES	64,008	76,811
COST OF GOODS SOLD (Schedule 1)	16,653	20,338
GROSS PROFIT	47,355	56,473
EXPENSES		
Operating expenses (Schedule 2)	79,147	94,840
Administration expenses (Schedule 3)	155,790	179,737
	(234,937)	(274,577)
OTHER ITEM		
Interest income	2,954	2,016
NET LOSS	(184,628)	(216,088)
BASIC AND DILUTED LOSS PER SHARE	(0.02)	(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	11,688,771	10,586,474

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007 $	2006 $
CASH FLOWS FROM (USED FOR)		
OPERATING ACTIVITIES		
Net loss	(184,628)	(216,088)
Add non-cash item:		
Amortization	115	144
	(184,513)	(215,944)
Net changes in other non-cash operating accounts		
Accounts receivable	4,164	(3,567)
Inventories	(1,105)	481
Prepaid expenses	(3,878)	-
Accounts payable and accrued liabilities	(6,103)	10,094
	(191,435)	(208,936)
INVESTING ACTIVITIES		
Exploration of mineral interests	(202,455)	(248,558)
Short-term investments redeemed	150,000	150,000
Net cash flows used in investing activities	(52,455)	(98,558)
FINANCING ACTIVITIES		
Issuance of share capital	453,410	312,000
Due to (from) related parties	(14,762)	13,140
Net cash flows from financing activities	438,648	325,140
INCREASE IN CASH AND CASH EQUIVALENTS	194,758	17,646
CASH AND CASH EQUIVALENTS, beginning of year	50,764	33,118
CASH AND CASH EQUIVALENTS, end of year	245,522	50,764
Supplementary cash flow information		
Interest paid	-	-
Income taxes paid	-	-

Non-cash transactions:

During the current year, the Company accrued $90,000 for an option payment on the Bisoni McKay property. This has been excluded from investing and operating cash flows above.

In 2006, a total of 625,000 shares were issued from treasury as part of the acquisition cost of a resource property interest (Note 5). The shares were issued by the Company at a value of $0.72 per share. This transaction has not been included in the statement of cash flows above.

- See Accompanying Notes -

Schedule 1

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007 $	2006 $
OPENING INVENTORY	14,580	15,061
ADD:		
Purchases	1,862	839
Packaging	14,961	18,349
Duty, freight and brokerage	935	669
	17,758	19,857
LESS: ENDING INVENTORY	(15,685)	(14,580)
COST OF GOODS SOLD	16,653	20,338

Schedule 2

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES

NORTHERN SEA'S DIVISION

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007 $	2006 $
Accounting	315	308
Advertising and promotion	1,451	3,160
Bad debts	1,035	9,675
Office	11,316	17,607
Product and market development	350	3,534
Rent	15,062	13,918
Shipping and postage	5,770	3,441
Telephone	10,438	8,263
Wages, commissions and contract services	33,410	34,934
	79,147	94,840

- See Accompanying Notes -

Schedule 3

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF ADMINISTRATIVE EXPENSES

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007 $	2006 $
Accounting, audit and legal	33,834	32,507
Amortization	115	144
Bank charges	1,083	1,231
Consulting fees	51,014	84,388
Exchange loss	2,371	8,806
Office and sundry	14,992	8,335
Regulatory fees and shareholder communications	19,540	22,931
Rent	10,985	11,965
Transfer agent	5,338	6,889
Travel and promotion	22,039	2,541
Cost recovered	(5,521)	-
	155,790	179,737

- See Accompanying Notes -

1. NATURE OF OPERATIONS

The Company's primary activity is mineral exploration and development. The Company is also engaged in the health food and supplement products industry. The Company's shares are traded on the TSX Venture Exchange (the "Exchange").

The Company is in the process of exploring and evaluating its mineral property option interest in Nevada, USA. The Company presently has no proven or probable reserves, and on the basis of information to date, has not yet determined whether its optioned property contains economically recoverable resources. The amounts recorded as mineral property option interest and deferred exploration represent costs incurred to date and do not necessarily represent present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the acquisition and development of its mineral property option interest, and upon future profitable production or proceeds from disposition.

The Company has sustained operating losses since inception and has a cumulative operating deficit totalling $3,368,014 at September 30, 2007. These financial statements have been prepared under the going concern assumption, which contemplates that the Company will be able to realize the carrying value of its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern, the carrying values of assets may require significant adjustment.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These consolidated financial statements include the accounts and operations of the Company and its wholly-owned subsidiary, Northern Seas Products Ltd. ("Northern Seas"). Inter-company balances and transfers have been eliminated upon consolidation.

b) Cash and cash equivalents

Cash equivalents include money market based investments and guaranteed investment certificates where maturity is less than ninety days and that may be liquidated at the Company's options without significant penalty.

c) Mineral property interests

Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

c) Mineral property interests (cont'd)

Management evaluates the carrying value of each mineral property interest for impairment on a reporting period basis, or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows, and availability of funding as to whether carrying value has been impaired.

When future cash flows are not reasonably determinable, mineral property interests are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related mineral property interest is placed into production, sold, abandoned, or where management has determined that an impairment in value has occurred. For mineral property interests under option, the Company records only the costs incurred or committed in respect of work programs or amounts due in the reporting period for payment requirements necessary to maintain the options in good standing.

Proceeds of dispositions of partial mineral interest on properties are credited as a reduction of carrying costs. No profit is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized based on units of production.

d) Income taxes

The Company follows Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465 in accounting for corporate income taxes. The guidance focuses on the amount of income taxes payable or receivable that will arise if an asset is realized or a liability is settled for its carrying amount. The resulting future income tax asset or liability is recorded based on substantially enacted income tax rates or rates in effect when the timing difference is expected to reverse. In the case of unused tax losses, flow-through resource expenditures and pools, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of such benefits at the balance sheet date.

e) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

f) Foreign exchange

The Company uses the temporal method of foreign currency translation. Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

g) Administrative expenditures

Administrative expenditures not directly related to mineral property interests are expensed in the year incurred.

h) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization, inventory costing, market values of related party services, fair values of financial instruments and the determination of the fair value of shares, warrants and stock options.

Financial results as determined by actual events could differ from those estimates.

i) Risk management

Credit and foreign currency risks are managed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

The Company is engaged in the mineral exploration field and manages related industry risk issues directly. The Company is at risk for environmental exposure consistent with the mineral exploration and extraction industry and for fluctuations in commodity pricing. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements.

j) Amortization and tangible capital property

Tangible capital property is recorded at cost. Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

k) Long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate that the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management's estimates of discounted or undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations by management's estimate of recoverable value. Assets held and available for sale or not in use are segregated and reported at lower of cost and recoverable amount.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

l) Revenue recognition

Revenue from sales of health foods and supplements is recorded upon product shipment and when collection is reasonably assured.

m) Basic and diluted loss per share

The Company follows CICA Handbook section 3500, in calculating earnings (loss) per share.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

Diluted loss per share is equal to Basic loss per share for all periods presented as the effect of all stock options and warrants outstanding have been excluded as they are anti-dilutive.

n) Financial Instruments

Effective October 1, 2006, the Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income and Section 3856, hedges. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement disclosures.

The Company's financial instruments at the balance sheet date consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable, amounts due to related parties and accrued liabilities. The fair value of these instruments approximates their carrying value.

Net smelter royalties , but-out options and similar future entitlements or commitments are not considered to have measurable value until such time as the mineral property interests to which they relate have reached the development or mining feasibility state.

o) Asset retirement obligations

The Company follows CICA Handbook section 3110, relating to the recognition and disclosure of asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long-lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has determined that there are no known or likely material quantifiable obligations to be recorded to September 30, 2007. The Company is currently in the exploration stage on its Nevada mineral property interest and has not determined whether significant site reclamation or environmental remediation costs will be required. The Company records liability for site reclamation, when determinable, on a systematic accrual basis in the period in which such costs, if any, can be reasonably determined.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

p) Stock based compensation

The Company follows the accounting guidelines of the CICA Handbook section 3870, Stock-based Compensation and Other Stock-Based Payments. Under the guidelines, all new or re-priced stock-based awards are measured and recognized using the fair-value method in the period of grant or revision. Where share based awards are subject to vesting provisions the fair value is measured at the date of grant and recognized over the expected vesting period. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

q) Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset or sevices received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

r) Related party transactions

All monetary transactions occurring with related parties in the normal course of operations are measured at the exchange value which is determined by management to approximate fair value. Non-monetary transactions in the normal course of operations that have commercial substance and do not involve the exchange of property or product held for sale are also measured at the exchange value. All other related party transactions are valued at the carrying value.

3. INVENTORIES

	2007	2006
	$	$
Inventories consist of:		
Raw materials	2,135	1,916
Finished goods	13,550	12,664
	15,685	14,580

4. EQUIPMENT

	2007 $		
	Cost	Accumulated Amortization	Net
Office equipment	3,179	2,956	223
Laboratory equipment	4,270	4,034	236
	7,449	6,990	459

	2006 $		
	Cost	Accumulated Amortization	Net
Office equipment	3,179	2,900	279
Laboratory equipment	4,270	3,975	295
	7,449	6,875	574

5. MINERAL PROPERTY INTEREST

On April 25, 2005, Company entered into a property option agreement with Vanadium International Co. ("Vanadium") to purchase a 50% undivided interest in 19 mining claims (the Bisoni McKay Vanadium Property) covering 392.6 acres, located in Nye County, Nevada, USA. The optioned claims are subject to a 2.5% Net Smelter Royalty (NSR) payable to the vendor.

To earn its interest, the Company is required to make a series of cash payments totaling $250,000, issue 1,250,000 shares to Vanadium, and fund $700,000 of exploration activities, under the following timetable:

Due	Cash payments		Common shares		Exploration Work	
					$	
Regulatory approval June 3, 2005	$ 60,000	(paid)	-		-	
Within one year of approval	-		-		150,000	(completed)
Within two years of approval	90,000	(extended)	625,000	(issued)	200,000	(completed)
Within three years of approval	100,000		625,000		350,000	
	$ 250,000		1,250,000		$ 700,000	

5. MINERAL PROPERTY INTEREST - CONT'D

As of September 30, 2007, the $90,000 option payment remained unpaid. Management has accrued $90,000 to settle the payment. Subsequent to year end, Vanadium has provided the Company with an additional extension for this payment until June 30, 2008. There are no other terms or interest pertaining to the extension.

The Company has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years of the agreement by paying US $2,000,000.

The Company has staked an additional 18 claims contiguous with the existing claims.

During the year, mineral property exploration expenditures were incurred as follows:

Bisoni McKay Vanadium Property, Nevada, USA		2007	2006
Acquisition costs:			
Balance, beginning of year		$ 545,506	$ 86,362
Incurred during the period	- Option payment, 625,000 shares	-	450,000
	- Accrual for option payment	90,000	-
	- Staking and claim costs	12,291	9,144
Balance, end of year		647,797	545,506
Exploration expenditures:			
Balance, beginning of year		409,072	169,657
Drilling		62,983	60,828
Geological consulting		52,991	113,812
Assaying, transportation and field supplies		22,790	20,866
Metallurgical testing		33,461	22,278
Permits and bonds		10,478	14,465
Storage		7,461	7,166
Balance, end of year		599,236	409,072
Cumulative mineral property interest expenditures		$ 1,247,033	$ 954,578

6. SHARE CAPITAL

a) Authorized
In June 2005, the Company's authorized share capital changed from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Issued		2007 Number of Shares	2007 Amount $	2006 Number of Shares	2006 Amount $
Balance, beginning of year		12,224,967	4,080,904	10,399,967	3,318,904
Issued during the year:					
For cash:					
Options exercised		35,000	17,500	-	-
Warrants exercised		25,000	31,250	1,200,000	312,000
Shares	i)	137,500	192,500	-	-
Share units	ii)	156,000	212,160	-	-
Shares issued for property	iii)	-	-	625,000	450,000
Transfer from contributed surplus	iv)	-	8,141	-	-
Cancellation of escrow	b)	(750,000)	(7,500)	-	-
Balance, end of year		11,828,467	4,534,955	12,224,967	4,080,904

i) On May 30, 2007, the Company completed a non-brokered private placement of 137,500 shares at a price of $1.40 per share.

ii) On August 20, 2007, the Company completed a non-brokered private placement of 156,000 share units at $1.36 per unit. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $1.70 per share up to August 20, 2009. The warrant component of the private placement share units has an estimated aggregate fair value of $34,300 and is included in share capital. The fair value of the warrant component was estimated using the Black-Scholes Option Pricing Model under the following assumptions: expected life 2 years ; volatility 66%; risk free rate of return 3.45% ; dividend yield 0%.

The shares issued are subject to a four month hold period expiring December 19, 2007.

iii) On September 19, 2006, the Company issued 625,000 common shares at a value of $0.72 per share pursuant to the property option agreement.

iv) The Company records the grant date fair value of stock options as a charge to contributed surplus. These amounts are transferred to share capital upon exercise of the underlying stock options, of which $8,141 (2006 - $nil) was transferred during the year.

6. SHARE CAPITAL –CONT'D

b) Shares in escrow

During the year, 750,000 shares previously held in escrow were returned to the Company's treasury and cancelled. The cancelled escrow shares were originally issued at $0.01 per share. Upon cancellation, the subscribed value of the shares was reallocated as contributed surplus.

As at September 30, 2007, 375,000 (2006 – 1,375,000) shares were held in escrow. The 375,000 shares are subject to a time release escrow agreement as follows:

Anticipated release dates:	Shares for release
June 14, 2007	93,750
December 14, 2007	93,750
June 14, 2008	93,750
December 14, 2008	93,750
	375,000

c) Share purchase warrants

Changes to the number of share purchase warrants outstanding are as follows:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2005	1,375,000	0.39	1.0
Exercised	(1,200,000)	0.26	-
Balance at September 30, 2006	175,000	1.25	1.0
Granted	78,000	1.70	2.0
Expired	(150,000)	1.25	-
Exercised	(25,000)	1.25	-
Balance at September 30, 2007	78,000	1.70	2.0

The share purchase warrants outstanding expire as follows:

Number of Warrants	Expiry Date	Exercise Price $
78,000	August 20, 2009	1.70

6. SHARE CAPITAL – CONT'D

d) Stock options

Under its Incentive Share Option Plan, the Company may grant options to employees, consultants and directors when the number of shares reserved does not exceed 10% of the number of common shares issued and outstanding at the date of grant. The exercise price of the options granted will be no less than the discounted market price of the Company's shares and the maximum term of the options will be 5 years.

Changes to the number of stock options vested and exercisable were as follows:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2005	924,994	0.50	4.6
Balance at September 30, 2006	924,994	0.50	3.6
Options forfeited	(2,519)	0.50	-
Exercised	(35,000)	0.50	-
Balance at September 30, 2007	887,475	0.50	2.7

Each option outstanding entitles the holder to purchase one common share at an exercise price of $0.50 until May 18, 2010.

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Incurred premises rent in the amount of $14,856 (2006 - $10,489) to a company with common directors. The rent is payable on a month to month tenancy.

b) Sales commissions included in wages, commissions and contract services expense totalling $30,000 (2006 - $30,000) were paid to a director of the Company for product sales.

c) Incurred consulting fees in the amount of $49,000 (2006 - $48,113) payable to a company owned by an officer for administrative services.

d) Incurred product marketing fees of $nil (2006 – $3,534) payable to a company owned by an officer for new product development and marketing services.

e) Advanced $3,878 (2006 - $nil) to a company controlled by a director for future overseas product marketing expenses which has been recorded as prepaid expenses at September 30, 2007.

Related party transactions have been recorded at their dollar exchange amount, which management has determined approximates fair market value.

8. INCOME TAXES

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of these differences are estimated as follows:

	2007 $	2006 $
Loss before income taxes	(184,268)	(216,088)
Corporate tax rate	34.12%	34.12%
Expected tax recovery at statutory rates	(63,000)	(73,700)
(Increase) decrease resulting from:		
Changes in estimated corporate tax rates	6,600	15,900
Expiry of non-capital losses carried forward	1,900	16,200
Permanent and other differences	500	400
Change in future tax asset valuation allowance	54,000	41,200
Future income tax provision (recovery)	-	-

The Company's tax-effected future income tax assets and liabilities are estimated as follows:

	2007 $	2006 $
Potential future income tax assets		
Non-capital losses available	249,700	194,400
Capital losses available	1,800	1,800
Share issue costs and other	16,600	17,900
	268,100	214,100
Potential future income tax liabilities	-	-
Net potential future income tax assets (using enacted rates of 30.5%)	268,100	214,100
Valuation allowance		
Valuation allowance, opening	(214,100)	(172,900)
Change in valuation allowance	(54,000)	(41,200)
Less: valuation allowance	(268,100)	(214,100)
Net Future Income Tax Assets	-	-

8. INCOME TAXES –CONT'D

At September 30, 2007, the Company and Northern Seas have combined estimated net operating losses of $818,700 carried forward for income tax purposes which may be available to reduce future taxable income. If not utilized, the losses expire through 2027 as follows:

Year	$
2027	187,700
2026	219,300
2015	198,900
2014	84,200
2010	67,600
2009	50,200
2008	10,800
	818,700

Management has determined that there is insufficient likelihood of recovery to record a future benefit arising from potential future tax assets. Accordingly, a 100% valuation allowance has been provided.

9. CONTRIBUTED SURPLUS

Changes to the contributed surplus account are as follows:

	2007 $	2006 $
Balance, beginning of year	215,188	215,188
Escrow shares cancelled (Note 6b))	7,500	-
Fair value of options exercised during year (Note 6a(iv))	(8,141)	-
Balance, end of year	214,547	215,188

10. SEGMENTED INFORMATION

In June of 2005, the Company completed its change of business application with regulatory authorities. The Company continues to sell and market natural alternative health food products for people and animals. The primary business of the Company is in mineral exploration and development.

2007

Operating segments	Mineral Exploration	Health Foods	Corporate & Other	Consolidated
Total revenue	$ -	$ 64,008	$ 2,954	$ 66,962
Segment gross profit	$ -	$ 47,355	$ -	$ 47,355
General and administrative expenses	$ -	$ 70,079	$ 164,858	$ 234,937
Net Profit (Loss)	$ -	$ (22,724)	$ (161,904)	$ (184,628)
Identifiable assets	$ 1,247,033	$ 42,710	$ 237,453	$ 1,527,196

Geographical location	Canada	USA	Total
Customer sales	$ 35,915	$ 28,093	$ 64,008
Identifiable assets	$ 271,929	$ 1,255,267	$ 1,527,196

2006

Operating segments	Mineral Exploration	Health Foods	Corporate & Other	Consolidated
Total revenue	$ -	$ 76,811	$ 2,016	$ 78,827
Segment gross profit	$ -	$ 56,473	$ -	$ 56,473
General and administrative expenses	$ -	$ 103,925	$ 170,652	$ 274,577
Net Profit (Loss)	$ -	$ (47,452)	$ (168,636)	$ (216,088)
Identifiable assets	$ 954,578	$ 33,937	$ 200,764	$ 1,189,279

Geographical location	Canada	USA	Total
Customer sales	$ 43,507	$ 33,304	$ 76,811
Identifiable assets	$ 232,362	$ 956,917	$ 1,189,279

11. DUE TO RELATED PARTIES

Due to related parties:	2007 $	2006 $
Officer	1,222	1,222
Company controlled by a director	-	8,622
Company controlled by an officer	7,160	13,300
	8,382	23,144

Amounts due to and from related parties are unsecured, non-interest bearing and have no specified terms of repayment.

12. COMPARATIVE FIGURES

Certain of the 2006 figures have been reclassified to conform with the current year's presentation.

STINA RESOURCES LTD.

Form 51-102F1
Management Discussion & Analysis
for the Year and Quarter Ended
September 30, 2007

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 / Fax: (416) 368-2635

STINA RESOURCES LTD.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2007 AND UP TO THE DATE OF January 2, 2008

THIS REPORT DATED: JANUARY 8, 2008

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2007, and internal financial statements for the quarters ending June 30, 2007, March 31, 2007 and December 31, 2006 which are incorporated by reference to this discussion.

1. NATURE OF BUSINESS:

The Company's primary activity is the exploration of the Bisoni McKay Vanadium Property in northern Nevada. The Company also is engaged in the health food and supplement product industry. The Company's shares are traded on the TSX Venture Exchange.

<u>Mineral Exploration</u>

In 2005 the Company entered into an option agreement with Vanadium International Corp. for 50% of the Bisoni McKay property rights. The Bisoni McKay Vanadium property is located in north central Nevada, just east of Eureka, in Nye County. The company now holds rights to 37 mineral claims on the property.

Exploration in 2005 included 11 reverse circulation holes and 5 diamond drill holes, in addition to related field work and surface sampling, as Phase 1 of a 3 Phase program outlined by JA Mine. At that time JA Mine recalculated the potential for the project to be between 16 and 24 million tons of vanadium pentoxide (V2O5) on the Northern Section of the property alone, with average grades of 0.5 at the lower tonnages and 0.2 at the higher tonnages. Additional potential tonnage has yet to be calculated on southern sections B & C of the property.

In 2007 as part of Phase II outlined by JA Mine at the conclusion of Phase I, the Company drilled an additional 12 reverse circulation holes on Northern Section "A" as 100 foot intervals to RC BMK-04, RC BMK-05 and RC BMK-06, drilled in 2005, directly 100 feet north of core hole DD BMK-05-01 (2005). The result is a grid with 100 foot RC interval drilling that extends 700 feet long by 100 feet wide, and which is currently being evaluated by Maptek PTY of Lakewood, CO for the purposes of developing a resource estimation report under Canadian NI-43-101 guidelines. The Company expects to receive the report in early 2008, in which measured, indicated and inferred resource estimations will be presented for this particular sub-section of Northern Section "A."

Currently, the Company is completing an updated technical report on the Bisoni McKay property, updating the report prepared by JA Mine in 2004 then updated in 2005. This new report is being completed by Ed Ullmer, who was previously employed by JA Mine as a geologist, including on Phase I of the Bisoni McKay project, before JA Mine principle John James passed away in 2006.

In 2006 and 2007 metallurgical testing was conducted at Hazen Research in Golden, CO on samples from 2005 drilling on the Bisoni McKay Northern Section "A." While this test work can only be considered preliminary at this stage and a flowsheet has yet to be established for potential production, very encouraging results were observed. Recovery levels as high as 92% using an acid pug/ leaching method on oxidized material and levels close to 70% using a roast/ leach method on carbonaceous material were observed.

Prior Exploration

Prior exploration, particularly reverse circulation drilling in the 1960's and 1970s was conducted on the property, however the results are too old and incomplete to be considered under Regulations 43-101, for the reporting of mineral reserves prior to the option agreement. Therefore, in November 2004 Vanadium International Co. drilled two reverse circulation holes on the property, and completed extensive surface trench sampling.

Assays from the first reverse circulation hole (drilled in November 2004 by Vanadium International Co.) indicated a grade of 0.33% V2O5 (vanadium pentoxide) from 0 to 60 feet, and 0.27% from 235 to 285 feet.

2005 Exploration by Stina

Reverse Circulation and Core drilling on the property by Stina in 2005 showed very promising mineralization, including the following highlights:

a) 75 feet of 0.95% V2O5 contained within 323 feet of 0.46% V2O5, in DDH-BMK-05-01
b) 132 feet of 0.88% V2O5 contained within 345 feet of 0.53% V2O5 in DDH-BMK - 05-02
c) 116 feet of 0.60 V2O5 contained within 475 feet of V2O5 in DDH-BMK-05-03
d) 300 feet of 0.45% V2O5 in reverse circulation drill hole RC BMK-05-01
e) 120 feet of 0.55% V2O5 and 170 feet of 0.47% V2O5 in RC BMK-05-02
f) 120 feet of 0.55% V2O5 in RC BMK-05-03

RC = Reverse Circulation; DDH = Diamond Drill Hole (core hole); BMK = Bisoni McKay

Assays for vanadium pentoxide (V2O5) from trench sampling were 35 feet of 0.21 per cent over 35 feet for trench 23, 0.24 per cent over 95 feet for trench 24 and 0.18 per cent over 40 feet for trench 25. Also, as previously reported, the company intends to use core drilling to twin Hecla's hole No. BMK18 which averaged 0.47 per cent V2O5 over the full length of 400 feet, and included 90 feet of 0.81 per cent V2O5 from 235 feet to 325 feet.

2007 Exploration by Stina

In 2007, as part of Phase II, the Company drilled an additional 12 reverse circulation holes on Northern Section "A" as 100 foot intervals to RC BMK-04, RC BMK-05 and RC BMK-06, drilled in 2005, directly 100 feet north of core hole DD BMK-05-01 (2005). The result is a grid with 100 foot RC interval drilling that extends 700 feet long by 100 feet wide, and which is currently being evaluated by Maptek PTY of Lakewood, CO for the purposes of developing a resource estimation report under Canadian NI-43-101 guidelines.

Drilling Highlights Included

a) Inclusive section of 240 feet of 0.52% V_2O_5 on hole RC BMK 07-03
b) Inclusive section of 350 feet of 0.47% V_2O_5 on hole RC BMK 07-03
c) Inclusive section of 220 feet of 0.4% V_2O_5 on hole RC BMK 07-04
d) Inclusive section of 85 feet of 0.50% V_2O_5 on hole RC BMK 07-04
e) Inclusive section of 120 feet of 0.47% V_2O_5 on hole RC BMK 07-05
f) Inclusive section of 270 feet of 0.38% V_2O_5 on hole RC BMK 07-06
g) Inclusive section of 95 feet of 0.43% V_2O_5 on hole RC BMK 07-06
h) Inclusive section of 65 feet of 0.54% V_2O_5 on hole RC BMK 07-06
i) Inclusive section of 235 feet of 0.38% V_2O_5 on hole RC BMK 07-07
j) Inclusive section of 255 feet of 0.47% V_2O_5 on hole RC BMK 07-08
k) Inclusive section of 50 feet of 0.57% V_2O_5 on hole RC BMK 07-08
l) Inclusive section of 170 feet of 0.44% V_2O_5 on hole RC BMK 07-09
m) Inclusive section of 95 feet of 0.65% V_2O_5 on hole RC BMK 07-10
n) Inclusive section of 200 feet of 0.57% V_2O_5 on hole RC BMK 07-10
o) Inclusive section of 95 feet of 0.65% V_2O_5 on hole RC BMK 07-11
p) Inclusive section of 135 feet of 0.40% V_2O_5 on hole RC BMK 07-12

Exploration target and future work on the Bisoni McKay Vanadium Property

The objective of Phase II is to attempt to determine inferred and/or indicated reserves of vanadium pentoxide (V2O5) under the guidelines of Canadian Regulation 43-101, specifically on the north end of the property, where Phase I and Phase II drilling showed strong grades and substantial drilling width.

Based on Stina's 2005 drilling results, the historical 6.1 million tons estimation of mineralization was expanded to a 16 to 24 million ton mineralization target extending to 600 feet below surface with grades ranging from 0.5% V2O5 for the lower tonnage to 0.2% V2O5 for the higher tonnage. *(technical report revision March 2006 by JA Mine)*

Disclaimer: There has been insufficient exploration at this time to define a mineral resource on the Bisoni McKay property, and it is uncertain as to whether, or not, further exploration will result in the discovery of a mineral resource on the property.

To complete Phase II, approximately 35 more reverse circulation and 10 diamond drill holes are required on Northern Section "A," in addition to 5 reverse circulation holes on Southern Section "C." Phase II will also include at least two Preliminary Assessments, outlining in greater detail an economic assessment of the property potential. The first is scheduled for the spring of 2008 to assess the potential of the grid drilling on Northern Section "A" conducted in 2007. The second would be conducted at the conclusion of Phase II, assessing the potential of the entire Northern Section "A." Additionally, further metallurgical testing has been planned for in Phase II.

The total budget to complete Phase II is estimated at $1.5M CAD. The Company has incurred $599,236 in exploration expenses, with all costs having been capitalized.

About Vanadium

Vanadium pentoxide (V2O5) is normally quoted in United States currency per pound. On December 1, 2007 the quoted price on the London Metals Exchange was approximately $ 8.50 (U.S.) per pound. A grade of 0.10 per cent V2O5 is equivalent to approximately 2.0 pounds of V2O5 per short ton (2,000 pounds).

Vanadium's principal use is as an alloying element in steel and the addition of small amounts of vanadium to ordinary carbon steel can significantly increase its strength and improve both its toughness and ductility. Such high-strength low-alloy (HSLA) steels are vital for high rise buildings, bridges, pipelines, aerospace technology, golf clubs and automotive/ truck manufacturing. Due to the inherent weight-saving qualities, HSLA steels are also much in demand by the space and defense programs. Today, about half of the world's steel manufacturing uses vanadium. Vanadium treated HSLA steels offer significant savings in processing through lower steel rolling temperatures, minimal heat treatment and increased strength-to-weight ratios. Other important uses of vanadium include its use in titanium alloys for high temperature applications such as aircraft turbine components. Vanadium is also used in the manufacturing of specific pharmaceuticals and is being used in large batteries that are being developed as power storage units where power supply is likely to be interrupted or service is deliberately intermittent.

Natural Health Food Manufacturing and Marketing – Northern Seas Products

The company remains engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy. Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

The overall sales of this company division (Northern Seas Products) to date have decreased by 17% comparatively to the same period in 2006 (year-end), mainly as a result of a continued decrease in human line health food products.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:

(See Exploration, News releases and Material Changes below – section 3)

(b) Selected Financial Information:

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2007 and internal financial statements for the quarter ending June 2007, March 2007 and December 31, 2006 which are incorporated by reference to this discussion. The company management has discussed the current financial results for the period ending September 30, 2007 with the directors and officers of the company, and amongst themselves respectively.

Summary of Financial Years
The following table sets forth selected audited financial information of Stina resources Ltd. for the last three completed financial years.

	FISCAL YEARS ENDED		
	September 30, 2007	September 30, 2006	September 30, 2005
Total Revenue	$ 64,008	$ 76,811	$ 89,356
Gross Profit	$ 47,355	$ 56,473	$ 62,272
Operating Expenses	$ 234,937	$ 274,577	$ 474,738
Net Income (Loss)	$ (184,628)	$ (216,088)	$ (409,158)
Loss Per Share	$ (0.02)	$ (0.02)	$ (0.04)
Total Assets	$ 1,527,196	$ 1,189,279	$ 623,513

Summary of Quarterly Results
The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec 31, 2006
Total Revenue	$ 16,714	$ 16,953	$ 16,433	$ 13,908
Gross Profit	$ 13,481	$ 12,230	$ 11,304	$ 10,340
Oper. Expenses	$ 70,328	$ 48,814	$ 76,088	$ 39,707
Gain (Loss)	$ (107,107)	$ (34,799)	$ (63,664)	$ (29,367)
(Loss) Per Share	$ (0.009)	$ (0.003)	$ (0.006)	$ (0.002)
Total Assets	$ 1,527,196	$1,312,291	$ 1,098,621	$ 1,152,080
Total Liabilities	$ 145,708	$ 54,415	$ 78,964	$ 68,741
	QUARTERS ENDED			
	Sept. 30, 2006	June 30, 2006**	Mar. 31, 2006	Dec 31, 2005
Total Revenue	$ 20,180	$ 22,640	$ 16,199	$ 17,792
Gross Profit	$16,047	$ 16,425	$ 11,451	$ 12,550
Oper. Expenses	$ 87,805	$ 34,794	$ 88,764	$ 63,214
Gain (Loss)	$ (71,758)	$ (18,172)	$ (76,674)	$ (49,485)
(Loss) Per Share	$ (0.006)	$ (0.002)	$ (0.007)	$ (0.005)
Total Assets	$ 1,189,279	$ 554,571	$ 496,692	$ 554,021
Total Liabilities	$ 76,573	$ 122,108	$ 56,057	$ 36,712

** *The quarter ending June 30, 2006* Total liabilities included $52,000 in share subscription advance, payment for purchase warrants in transit.

Expenditure Comparison and Variances – Stina Administration Division:
Expenditure Increases: $6,657 in Office and Sundry mainly due to increased administrative activity and renovations to company offices, as well as re-classification of Northern Seas office expenditures *(see Expenditure and Comparison Variances – Northern Seas Division below)*; $19,498 in travel and promotion mainly due to significant increases in company promotion, advertising campaigns and promotional travel.

Expenditure Decreases: $33,374 in consulting fees, 6,235 in exchange loss, 11,965 in rent mainly due to a one-time settlement made for back-rent in 2006 and charged to the period.

Expenditure Comparison and Variances – Mineral Exploration Division:

During the period Mineral Exploration Division expenditures and accruals totaling $292,455 were classified as Mineral Interest in company assets, for a total of $1,247,033 as of September 30, 2007

This total encompasses the following non-exploration expenditures:

Initial Payment to VIC	$60,000
Accrued Option Payment	90,000
Option Payment to VIC of 625,000 escrow shares	450,000
Additional staking costs not in original budget	26,556
Total	**$626,556**

Comparative mineral property exploration expenditures were incurred as follows:

Bisoni McKay Vanadium Property, Nevada, USA		2007	2006
Acquisition costs:			
Balance, beg. of year		$ 545,506	$ 86,362
Incurred during the period	- Option payment, 625,000 shares	-	450,000
	-Accrued Option Payment	90,000	
	- Staking and claim costs	12,291	9,144
Balance, end of year		647,797	545,506
Exploration expenditures:			
Balance, beg. of year		409,072	169,657
Drilling		62,983	60,828
Geological consulting		52,991	113,812
Assaying, transportation and field supplies		22,790	20,866
Metallurgical testing		33,461	22,278
Permits and bonds		10,478	14,465
Storage		7,461	7,166
Balance, end of year		599,236	409,072
Cumulative mineral property interest expenditures		$ 1,247,033	$ 954,578

Total expenditures for the Phase I program were originally estimated at US $224,000 (approximately CAD $278,000), plus approximately US $30,000 (approximately CAD $37,200) for metallurgical testing. A 9% contingency rate had been established in these budgeted expenditures.

Phase I Expenditures:
Additional staking expenditures had exceeded budgetary estimates by $2,656, mainly as a result of recently increased annual fees for the filing of the claims; Engineering, reporting and field work expenditures had exceeded budgetary estimates by $53,961, mainly as a result of additional requirements for engineers on-site and the on-site decision to drill additional diamond drill holes; Exploration drilling expenditures had exceeded budgetary estimates by $26,126, mainly as a result of increased drilling rig costs and the on-site decision to drill additional diamond drill holes, mobilization and fuel charges. Permits & Bonds expenditures had exceeded budgetary estimates by $3,583 mainly as a result of the full transfer of bond from Vanadium International to Stina; Assaying Costs have exceeded budgetary estimates by $2,435, mainly as a result of additional storage requirements at ALS Chemex.

Total Phase I expenditures were $80,721 (29%) over-budget. This budgetary overrun is primarily as a result of decisions made on-site to drill additional diamond core holes, increased drill rig and mobilization costs, and unforeseen requirements for additional engineers on-site, and additional fieldwork.

Additionally, a $90,000 option payment was due to Vanadium International Co. (VIC). On December 20, 2007 the Company received a letter from Vanadium International expressing an extension for this payment until June 30, 2008.

On December 23, 2007 the Company made a partial payment to VIC of $15,000 towards the $90,000 owing.

Phase II Expenditures:
A total of $62,983 was spent on drilling 12 additional reverse circulation holes on Northern Section A *(see section 3 – Current Exploration below)*
Additionally $52,991 was spent on geological consulting, $22,790 on transport and assaying, and $33,461 on metallurgical testing during the period.
Phase II is underway and a budget of $1.5M CAD has been estimated as a total cost for this phase.

Expenditure Comparison and Variances – Northern Seas Division:
Expenditure Increases: $1,144 in rent, due to rent increases and the fact that the previous year's financials indicated a different allocation between the sales office and head office.
Expenditure Decreases: $1,709 in Advertising and promotion; $8,640 in Bad Debts; $6,291 in Office

Liquidity and Solvency
The company's liquidity will depend upon its ability to raise financing for the continued development of the Bisoni McKay property in addition to the ability to continue to market Northern Seas products at a profitable markup.

During the period ended June 30, 2007 over the same period in 2006 cash resources increased by $194,758 mainly as a result of financings during the year for Phase II exploration and working capital allocation. At the period ending September 30, 2007 the Company had a working capital surplus of $133,996 (2006 – $157,554)

As of September 30, 2007 a $90,000 payment was due to Vanadium International Corp. (VIC) as per the option agreement between the two parties. In December 2007, a $15,000 payment was made towards this amount and an extension was granted Stina by VIC until June 30, 2008. Stina intends to raise capital for this payment in conjunction with financing of the Bisoni McKay Phase II.

Capital Resources
The company's liquidity will depend upon its ability to market Northern Seas' products at the current markup of over 100%, as well as the ability to raise additional financing to meet exploration requirements and working capital obilgations. Two financings were completed during 2007, raising a total of $404,660 in working capital and exploration funds for the Bisoni McKay Property.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring the future of the Northern Seas division. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

Summary of Securities
In June 2005 the Company elected to increase the allowable issued shares from 100,000,000 to an unlimited amount. On September 20, 2007 11,828, 467 common shares were issued and outstanding. 750,000 shares held in escrow by Sidney Mann expired in October 2000 according to the original agreement in 1990. These shares were cancelled on December 8, 2006 at a par value of $0.01 per share.

Issued

		2007		2006	
		Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year		12,224,967	4,080,904	10,399,967	3,318,904
Issued during the year:					
For cash:					
Options exercised		35,000	17,500	-	-
Warrants exercised		25,000	31,250	1,200,000	312,000
Shares	i)	137,500	192,500	-	-
Share units	ii)	156,000	212,160	-	-
Shares issued for property	iii)	-	-	625,000	450,000
Transfer from contributed surplus	iv)	-	8,141	-	-
Cancellation of escrow	b)	(750,000)	(7,500)	-	-
Balance, end of year		11,828,467	4,534,955	12,224,967	4,080,904

i) On May 30, 2007, the Company completed a non-brokered private placement of 137,500 shares at a price of $1.40 per share.

ii) On August 20, 2007, the Company completed a non-brokered private placement of 156,000 share units at $1.36 per unit. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $1.70 per share up to August 20, 2009. The warrant component of the private placement share unit has an aggregate fair value of $34,300 and is included in share capital. The fair value of the warrant component was estimated using the Black-Scholes Option Pricing Model under the following assumptions: expected life 2 years ; volatility 66%; risk free rate of return 3.45% ; dividend yield 0%.The shares issued are subject to a four month hold period expiring December 19, 2007.

iii) On September 19, 2006, the Company issued 625,000 common shares at a deemed price of $0.81 per share pursuant to the property option. These shares are subject to a 36 month escrow time release agreement as follows:

Anticipated release dates	Shares for release	
June 14, 2006	62,500	(released)
December 14, 2006	93,750	(released)
June 14, 2007	93,750	(released)
December 14, 2007	93,750	(released)
June 14, 2008	93,750	
December 14, 2007	93,750	
	625,000	

iv) The Company records the grant date fair value of stock options as a charge to contributed surplus. These amounts are transferred to share capital upon exercise of the underlying stock options, of which $8,141 (2006 - $nil) was transferred during the year.

Share purchase warrants outstanding at September 30, 2007:

Number of Warrants	Expiry Date	Price $
78,000	August 20, 2009	1.70

Stock options

Under the Company's Incentive Share Option Plan, the Company may grant options to employees, consultants and directors when the number of shares reserved does not exceed 10% of the issued and outstanding share capital at the date of grant. The exercise price of the options granted will be no less than the discounted market price of the Company's shares and the maximum term of the options will be 5 years.

The following stock options are vested and exercisable:

	Number Shares	Weighted Average Exercise Price	Weighted Average life remaining (years)
Balance at September 30, 2006	924,994	0.50	3.6
Options forfeited	(2,519)	0.50	
Exercised	(35,000)	0.50	-
Balance at September 30, 2007	887,475	0.50	2.7

Each option entitles the holder to purchase one common share at an exercise price of $0.50 until May 18, 2010

The initial fair value of the options granted was estimated at $215,188 of $0.23 per option, and allocated as follows:

	2006/07 $	2005 $
Consultants	-	40,711
Directors and officers	-	174,477
	-	215,188

The fair value of the options was estimated using the Black-Scholes option pricing model under the following assumptions: Risk free interest rate 3.45%, volatility 92%, expected life of 5 years, and a 0% dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted.

c) Related Party Transactions

The Company entered into the following transactions with related parties:

a) The Company incurred premises rent in the amount of $14,856 (2006 - $10,489) to a company with common directors. The rent is payable on a month to month tenancy.

b) Sales commissions included in wages, commissions and contract services expense totalling $30,000 (2006 - $30,000) were paid to a director of the Company for product sales.

c) The Company incurred consulting fees in the amount of $49,000 (2006 - $48,113) payable to a company owned by an officer for administrative services.

d) The Company incurred product marketing fees of $nil (2006 – $3,534) payable to a company owned by an officer for new product development and marketing services.

e) The Company advanced $3,878 (2006 - $nil) to a company controlled by a director for future overseas product marketing expenses which has been recorded as prepaid expenses at September 30, 2007.

Related party transactions have been recorded at their dollar exchange amount, which management has determined approximates fair market value.

d) Due To Related Parties

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	Sept 30 2007	Sept 30 2006
Due to related parties:		
Officer	1,222	1,222
Company controlled by a director	-	8,622
Company controlled by an officer	7,160	13,300
	8,382	23,144

The amounts due to related parties are non-interest bearing and have no specified terms of repayment.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA.

To earn its interest, the Company is required to make a series of cash payments totaling $250,000, issue 1,250,000 shares to Vanadium, as well as fund $700,000 of exploration activities, as follows:

Due	Cash payments		Common shares		Exploration Work	
Regulatory approval – June 3, 2005	$ 60,000	(paid)	-		-	
Within one year of approval	-		-		$ 150,000	(completed)
Within two years of approval	$ 90,000	(due)	625,000	(issued)	$ 200,000	(completed)
Within three years of approval	$ 100,000		625,000		$ 350,000	
	$ 250,000		1,250,000		$ 700,000	

The Company also has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years of the agreement by paying US $2,000,000.

Exploration Events During the Prior Period

In September 2005 the Company contracted Kettle Drilling of Coeur d'Alene, Idaho and drilled 1,024 feet of diamond core drilling on the Bisoni McKay property. Included was a fence of three holes on the north end of the property, immediately adjacent to Vanadium International's second reverse circulation hole drilled in 2004, as well as adjacent to Hecla RC holes BMK 17, 18 and 19 respectively, each of which showed strong grades of V_2O_5 at various intervals.
Holes were drilled at angles of 45 degrees, 57.5 degrees and 66 degrees to the northwest.

A second fence of two diamond core holes was drilled on the southern end of the property adjacent to Vanadium International's first reverse circulation hole, and also to Hecla's RC holes BMK 6, 7 and 8 respectively. All four of these RC holes showed reasonable V_2O_5 grade at various intervals. This was the first diamond drilling ever conducted on the property.

Results of this diamond drilling showed very encouraging results from the northern fence, including grads much higher than from any other drilling on the property. (see news release dated October 18, 2005)

The results from the southern fence of diamond drilling were less encouraging. The Company encountered technical difficulties in drilling these two holes and eventually had to abandon the second hole of this fence. The angle of the holes was reduced to 35 degrees from the planned 57.5 degrees to attempt to overcome these difficulties. As a result, the Company believes that it may have overshot the zone of mineralization encountered the year before by Vanadium International in its reverse circulation drilling. At this time the Company released the results of further trench sampling at surface. (see news release dated October 26, 2005)

In November 2005, the Company contracted O'Keefe Drilling of Butte, MT to conduct approximately 3,600 to 4,000 feet of reverse circulation (RC) drilling, stepping out to the north and south of the two diamond drill fences. O"Keefe was the same drilling company contracted by Vanadium International Co to drill two RC holes in November 2004.

10 RC holes were drilled at 45 degrees to the northwest at step out intervals of 210 feet from the two diamond drill fences; 3 holes to the north of the northern fence, 3 to the south of the northern fence, and three holes drilled to the north of the southern diamond drill fence. One RC hole was drilled vertically in Trench ASC50.

Results from the three RC holes stepping out south of the northern diamond drill fence were released on November 29, 2005, and which were very encouraging to the Company. (see news release dated 11/19/05)

On January 11, 2006, the Company announced further drilling results from the northern section of the Bisoni McKay property. (see news release dated January 11, 2006)
These results were from three reverse circulation holes drilled at 210 foot step outs from the diamond drill fence drilled on the northern section in September 2005. Results from these three holes were very encouraging to the Company. The Company has now drilled into the main mineralization zone at the northern end of the claim block over a strike length of approximately 1,300 feet.

On February 8, 2006, the Company announced the completion of Phase I, and that the technical report prepared by JA Mine was being updated. (see news release dated February 8, 2006). At that time the Company also announced the proposed $1.35M USD Phase II for further exploration of the Bisoni McKay property, outlined by JA Mine. Phase II would include further core drilling and reverse circulation drilling totaling over 33,000 feet, metallurgical testing and a scoping study, focusing primarily on the north section of the property, where strong mineralization was encountered in Phase I, and also where mineralization definition was more easily assessed. In this press release the Company also announced the final results of reverse circulation drilling from the Phase I program, from holes drilled south of the northern drilling section, which were received as very acceptable. The Company has initiated plans for financing of this Phase II program.

In March 2006 the Company received an updated Technical report from JA Mine with recommendations to proceed to Phase II of the exploration of the Bisoni McKay vanadium property in Nevada. This report presented the following conclusions and recommendations in summary:

<u>Conclusions</u>

(i) the results of Phase 1 add substantially to the 2004 exploration results and available historic data and documentation contained in Technical Report 2005, thus confirming that the Bisoni McKay Property is a vanadium prospect of merit on which further exploration and development is warranted, in particular, at Northern Area "A" and Southern Area "C";

(ii) in Northern Area "A", the vanadium mineralization is stratabound and strataform within carbonaceous shale over a strike length exceeding 2,000 ft with much of the former carbonaceous shale oxidized near surface. Overall widths of oxidized and unoxidized zones have not been established but appear to range up to a combined width of 360 ft;

(iii) in Northern Area "A" , the mineralization will probably be up to four times larger than the target of 4.0 and 6.0 million st extending to 150 and 200 ft below the surface, postulated in Technical Report 2005, and over a significantly shorter strike length. The new target can be expressed as 16 million to 24 million st with a grade ranging to 0.5% V_2O_5 for the lower tonnage, and 0.2% V_2O_5 for the higher tonnage, extending to ± 600 ft below surface. The potential quantities and grades within the aforestated range are conceptual in nature since there has been insufficient exploration to define a Mineral Resource, as defined within NI 43-101, on the Bisoni McKay Property;

(iv) in Southern Area "B", the stratabound mineralization intersected in the Woodruff Formation ranged in thickness from 45 to 150 feet along a trend of about 1,100 ft of carbonaceous shale. At the south end of the area at Trench AS50C intersected host rocks have been structurally disrupted in a pattern that has yet to be completely understood;

(v) the existence of a pronounced supergene blanket of vanadium enrichment at and below the redox boundary has not been verified. Most of the vanadium distribution appears to be primary-syngenetic with some minor redistribution/redeposition; and

(vi) the trenches sampled on the area labeled Southern Area "C", indicate the presence of at least 1,200 feet of vanadiferous strata.

Recommendations:

(i) further surface mapping, using the Global Satellite Imagery (GSI) obtained in 2005, as a base. Surface surveying is also recommended to determine extremities of claim boundaries and lay out base and section lines in Northern Area "A" and Southern Area "C".

(ii) drilling 11 core holes and 45 RC holes, totalling 6,530 ft and 24,760 ft, respectively in Northern Area "A".
The combination of core and RC drilling in Northern Area "A" is designed to provide sufficient data for resources to be estimated in compliance with Canadian National Instrument 43-101. The infill drilling within Northern Area "A" will be carried out at approximately 105 ft (± 32 m) centers, over approximately 2,000 ft of strike length, and provide data to ± 600 ft below surface;

(iii) drilling five (5) RC holes at 210 ft centers (± 65 m) as preliminary exploration over 840 ft of strike length in Southern Area "C";

(iv) mineralogical and metallurgical test work on samples collected from core and RC drilling in Phase I. The test work should be carried out on discrete samples from oxidized, transition and fresh rock zones; and

(v) staking

The estimated costs for Phase II are CAD $1.5 million and the duration is expected to be between six and nine months, subject to availability of drilling rigs.

The updated Technical Report was submitted to the TSX Venture Exchange and is also available on the Company website at www.stinaresources.com.

In April 2006 the Company contracted Hazen research of Colorado for the metallurgical and leach testing of vanadium from core and reverse circulation drilling on the Bisoni McKay property in the fall of 2005. (see news release dated April 6, 2006)
Hazen carried out mineralogical characterization to determine the mode of occurrence of vanadium, followed by two sets of tests on samples from three zones: the oxidized zone (mudstone), the transition zone (mudstone to carbonaceous shale) and the unoxidized zone (carbonaceous shale).

The tests comprised of:

(i) direct acid leaching with sulfuric acid, at two grinds and at two temperatures, for a total of 12 experiments; and
(ii) roasting experiments, with at least four roasting conditions for samples from each zone, followed by appropriate leaching, either alkaline or acidic, i.e., a minimum of 12 roasting/leaching experiments.

The tests were designed to define the steps and conditions needed to obtain reasonable vanadium extraction and examine the reagent consumptions in leaching and roasting, and thus develop the first stages of a process flowsheet. The cost of the testing was $US 49,500.

Current Exploration – Phase II

The Company received final test results in January 2007, and a report on recovery of oxidized vanadium pentoxide using an acid pug/ leach recovery method, including some results as high as 95%. Test results on transition and carbonaceous material showed recovery as high as 70% and 75% of vanadium pentoxide using a roast/ leach recovery method. Hazen Research also recommended further metallurgical test work to continue the refinement of these processes, as well as explore other recovery options. (see news release dated February 6, 2007)

In May 2007, the Company contracted O'Keefe Drilling of Boise, ID to conduct reverse circulation (RC) drilling on Northern Section "A" of the Bisoni McKay property, with respect to target drill sites outlined in the technical report by JA Mine, revised in November 2006. A total of 12 RC holes were drilled according to schedule, for a total of 5,130 feet. (see news release dated May 23, 2007)

This drilling campaign was comprised of step-out holes at 100 foot intervals directly north for 700 feet along strike length from core hole fence DDH-05-1/2/3. Additionally, drilling was conducted parallel to the immediate west by 100 feet and north by 700 feet. The result of this campaign is a section approximately 700 feet long by 100 feet wide, with 100 foot intervals, immediately to the north of core hole fence DDH-05 and inclusive of RC holes BMK-05-04, BMK-05-05 and BMK-05-06 drilled by the Company in 2005. (see map below)


NORTHERN SECTION "A"
BISON! MCKAY PROPERTY
New RC in-fill holes
RC BMK 05-05
RC-04-02
N
DDH BMK 05-01
Previous Holes
New RC Holes

Drilling Results

Results of the twelve holes have been summarized in Table 1 below. The results of Hole N^os^ RC BMK 07-01 through RC BMK 07-12 show values for vanadium (V), vanadium pentoxide (V_2O_5) and contained V_2O_5 in pounds per short ton (lb/st).
(See news release dated June 20/07)

Table 1						
Description	**Interval (feet)**			**V**	**V_2O_5**	**V_2O_5**
	From	**To**	**Length**	**(%)**	**(%)**	(lbs/st)
Hole N° RC BMK 07-01 – declined 45°, azimuth N288°, length 220 feet.						
Siltstone, fine-grain, oxidized.	0	5	5	.165	.259	5.89
Siltstone, med. grain, oxidized	5	140	135	.196	.351	7.02
Siltstone/Sandstone	135	220	80	.021	.038	0.78
Total hole			220	.132	.236	4.71
Hole N° RC BMK 07-02 – declined 45°, azimuth N288°, length 320 feet.						
Siltstone, oxidized	0	45	45	.149	.266	5.33
Siltstone/Carbonaceous Shale	**45**	**245**	**200**	**.188**	.336	6.72
Carbonaceous shale	245	320	75	.054	.097	1.93
Total hole			320	.149	.270	5.40

Hole N° RC BMK 07-03 – declined 45°, azimuth 288°, length 450 feet.						
Siltstone, gray-tan, oxidized	0	35	35	.111	.197	3.95
Siltstone/Carbonaceous Shale	35	385	350	.262	.468	9.36
Including Carb. Shale	**55**	**295**	**240**	**.288**	**.515**	**10.29**
Carbonaceous Shale	385	450	65	.177	.315	6.31
Total hole			450	.238	.425	8.50
Hole N° RC BMK 07-04 – declined 45°, azimuth N288°, length 400 feet.						
Silstone, tan-gray, fine-grain, oxidized.	0	135	135	.045	.080	1.61
Siltstone/Shale, white-gray-black, silicified,	**135**	**355**	**220**	**.222**	**.396**	**7.91**
Including Carb. shale	**270**	**355**	**85**	**.269**	**.497**	**9.59**
Shale, carbonaceous, pytitic.	355	400	45	.123	.220	4.39
Total hole			400	.151	.269	5.39
Hole N° RC BMK 07-05 – declined 65°, azimuth N288°, length 320 feet.						
Siltstone,tan, oxidized	0	55	55	.103	.184	3.67
Siltstone, tan-gray, oxidixed	55	225	170	.243	.435	8.69
Including Siltstone, finegrain	**105**	**225**	**120**	**.262**	**.468**	**9.36**
Carbonaceous shale	225	320	65	.089	.159	3.19
Total hole			320	.174	.310	6.19
Hole N° RC BMK 07-06 – declined 90°, azimuth N288°, length 625 feet.						
Siltstone/Sandstone, oxidized	0	195	195	.041	.073	1.47
Carbonaceous shale	**195**	**465**	**270**	**.211**	**.380**	**7.52**
Including	**260**	**355**	**95**	**.239**	**.430**	**8.52**
Including	**395**	**460**	**65**	**.304**	**.540**	**10.86**
Carbonaceous shale	465	625	160	.063	.119	2.24
Total hole			625	.121	.216	4.32
Hole N° RC BMK 07-07 – declined 90°, azimuth N288°, length 645 feet.						
Siltstone, yellow-gray, oxidized	0	145	145	.030	.053	1.06
Siltstone/Carbonaceous Shale	**145**	**380**	**235**	**.214**	**.382**	**7.63**
Including	**240**	**280**	**40**	**.251**	**.447**	**8.95**
Including	**325**	**380**	**55**	**.265**	**.474**	**9.48**
Carbonaceous shale	380	645	265	.028	.050	1.01
Total hole			645	.096	.172	3.43
Hole N° RC BMK 07-08 – declined 45°, azimuth N288°, length 400 feet.						
Siltstone, fine-grain, oxidized	0	110	110	.072	.129	2.58
Siltstone/Carbonaceous shale	**110**	**365**	**255**	**.263**	**.470**	**9.39**
Including, silstone	**125**	**175**	**50**	**.320**	**.572**	**11.44**
Including, carb. shale	**245**	**355**	**110**	**.283**	**.505**	**10.10**
Carbonaceous shale	365	400	35	.081	.145	2.90
Total hole			400	.195	.348	6.95

Hole N° RC BMK 07-09 – declined 45°, azimuth N288°, length 480 feet.						
Siltstone, med. grain, oxidized	0	160	160	.083	.149	2.98
Silstone/Carbonaceous shale	**160**	**330**	**170**	**.437**	**.437**	**8.74**
Including	**205**	**330**	**95**	**.455**	**.455**	**9.09**
Carbonaceous Shale	330	480	150	.055	.099	1.98
Total hole			480	.132	.235	4.71
Hole N° RC BMK 07-10 – declined 45°, azimuth N288°, length 300 feet.						
Siltstone, tan, oxidized	0	100	100	.094	.168	3.35
Silstone/Carbonaceous shale	**100**	**300**	**200**	**.318**	**.567**	**11.34**
Including	**200**	**295**	**95**	**.362**	**.647**	**12.93**
Total hole	**295**	**300**	**300**	**.243**	**.434**	**8.68**
Hole N° RC BMK 07-11 – declined 65°, azimuth N288°, length 480 feet						
Siltstone, tan, oxidized	0	130	130	.043	0.077	1.54
Siltstone/Carb. shale	130	345	215	.266	.475	9.51
Including	**170**	**240**	**70**	.358	.639	12.77
Carbonaceous shale	345	480	135	.149	.265	5.31
Total Hole			480	.173	.308	6.17
Hole N° RC BMK 07-12 – declined 45°, azimuth N288°, length 300 feet.						
Siltstone, tan, oxidized	0	5	5	.129	.230	4.61
Siltstone, tan, fine grain, oxidized	**5**	**210**	**205**	**.207**	**.370**	**7.40**
Including	**70**	**100**	**30**	**.291**	**.519**	**10.37**
Including	**175**	**210**	**135**	**.258**	**.402**	**8.05**
Carbonaceous shale	210	300	90	.034	.061	1.22
Total hole		300		.028	.050	1.00

4. SUBSEQUENT EVENTS

In the subsequent period the Company contracted Edward Ullmer, P. Geo, to produce an updated geological technical report based on the report presented to Stina by JA Mine in 2005, and updated in 2006. The report will include exploration developments since that time, as well as updated recommendations. The report will also include a resource estimate on a sub-section of Northern Section "A" which extends 700 feet long by 100 feet wide, directly north of BMK DDH – 2005, and with 100 foot interval RC drilling. The Company contracted Maptek Co. of Lakewood, CO to conduct the resource estimate.

The updated geological technical report is expected in January 2008, at which time the company will also issue a news release.

The Company regretfully announces that engineer John James of JA Mine Co. passed away in August of 2007. John had significant impact in the development of the Bisoni McKay property and will be dearly missed. Geologist Ed Ullmer, who worked under John James, including on the Bisoni McKay property in 2006, has replaced him as the company "qualified person" and has assumed the role as geological consultant at this time.

The Company is currently arranging further financing for completion of Phase II on the Bisoni McKay property, as well as for working capital.

As of the date of this report, no other third party agreements have been entered into by the Company.

5. OTHER

Controls over disclosure and financial reporting

Under multi-lateral instrument 52-109 management is now required to certify that they have caused the company to design suitable controls over external disclosure and financial reporting. Management must also undertake reviews of the effectiveness of such controls and discuss areas of significant weakness and the associated risks as well as their plans to address them.

The company has not had sufficient financial resources to maintain dedicated internal financial reporting and qualified professional accounting personnel. Accordingly, financial reporting controls and internal transaction controls are designed and provided primarily by management with limited involvement from external consultants and professionals. This approach has been determined by management to be the most cost effective to date. However, controls may not be as strong as other entities with access to greater resources.

Management and the audit committee have identified areas that need to be improved as the company expands its scope of operations and strives to meet current market and regulatory expectations relating to the effectiveness of controls.

Identified areas of control weaknesses to be addressed include:

- Payment authorization and signing authorities
- Timely bookkeeping and account classifications and reconciliations
- Supplementing ongoing expertise in GAAP and disclosure requirements
- Segregation of duties
- Management override of controls
- Governance processes and clarification of duties.

When control weaknesses are identified there is increased risk of release of inappropriate disclosures. There is also increased risk of misstatement in financial reporting through errors, omissions or fraudulent activity that could occur and go undetected. Management and the directors of the company have started addressing the need for increased control measures. Included in these steps were the following:

1. Regular periodic review of all cash transactions by an audit committee director with management, with required written approval.
2. Required written approval for non-routine large transactions by an audit committee director.
3. Engagement of an independent third party accountant to review interim quarterly statements with Company management, check for bookkeeping and classification errors, and proper disclosure.

The Company intends to direct additional resources to improving the identified deficiencies and overall control environment and governance processes within the company.

In respect of the audit committee meeting on March 1, 2007 during which the year-end financial summary was reviewed with the company auditors, management discussed with the directors of the company the need for increased control measures within the company. The Company initiated addressing these issues during the year and discussed possible solutions with its auditors.

STINA RESOURCES LTD. CORPORATE INFORMATION

Head Office
Ste 13 – 465 King Street East
Toronto, ON M5A 1L6
Contact: Edward Gresko
Tel: (416) 368-2271 Fax: (416) 368-2635
E-Mail: info@stinaresources.com
Websites: **www.stinaresources.com**
www.northern-seas.com
www.petwonder.com

Directors and Officers
Edward Gresko, President/Director
Sidney Mann, Treasurer/Director
Robert Cuffney, Director
George Weinstein, Director
Jim Wall, Secretary/ Controller
Zigurts Strauts, Consultant

Registrar and Transfer Agent
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, BC V6C 3B9

Solicitors
Fang & Associates
Ste 1925 - 700 W. Georgia St.
Vancouver, B.C. V7Y 1A1

Auditors
Dale, Matheson, Carr-Hilton, Labonte, CA's
#1700 – 1140 W. Pender Street
Vancouver, B.C.V6E 4G1

Listing
TSX Venture Exchange
Symbol: SQA
12g3-2(b): 82-2062

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

END